Exhibit 99.1

ARBN 671 963 198 MAC Copper Limited Sustainability Report 2024

Message from Chair of the Board Welcome to our inaugural Sustainability Report. MAC Copper Limited (MAC) is proud of its role in the decarbonisation of the global economy. We are committed to responsible and efficient mineral extraction while maintaining the highest standards of conduct and stakeholder relationships. Integrity in all our operations is fundamental to our success. Our proven expertise in optimising undervalued assets enables us to deliver significant stakeholder value through strategic acquisitions in stable jurisdictions, focusing on metals critical to global electrification and decarbonisation. Our acquisition of the CSA Copper Mine in Cobar, NSW in June 2023 marked the commencement of operations. Within our first year of operations, we have: • Increased the resource at the mine by 67% with a corresponding increase of 64% of contained copper; • Extended the mine life to 2034; • Set a plan to produce 50,000+ tonnes of copper within two years; and • Made significant progress in cost reduction, efficiency gains, workplace health and safety, local community partnerships and investments in sustainable water management. These achievements demonstrate how our unique combination of skills and experience creates lasting value alongside strong environmental, social, and governance performance. This first Sustainability Report provides an overview of our material Environmental, Social, and Governance (ESG) topics, a summary of current performance and an outline of future activities and initiatives to improve our reporting and disclosures over time. Our materiality assessment and stakeholder analysis completed this year have shaped our sustainability strategy and identified key focus areas for future growth. I welcome you to review our progress. Patrice Merrin Chair of the Board About this Report This Sustainability Report provides stakeholders with valuable insights into MAC Copper Limited’s sustainability performance and management for the financial year ended 31 December 2024 (FY24). This report forms part of the annual reporting suite, which integrates non-financial and financial performance for the financial year. It is best read alongside the Annual Report and other communications available on the MAC website – www.metalsacquisition.com. All references to ‘MAC’, ‘the Company’, ‘the Group’, ‘we’, ‘us’ and ‘our’ refer to MAC Copper Limited and the entities it controls, unless otherwise stated. Review and Publish Date This report was reviewed and approved by MAC Board of Directors on 20 February 2025 and published on 14 March 2025. Reporting Period This report covers the period from 1 January 2024 – 31 December 2024. References in this report to ‘year’ are to FY24 unless otherwise stated. Currency References All dollar figures in USD unless otherwise stated. Reporting Frameworks This document has been prepared in accordance with the following frameworks: Global Reporting Initiative (GRI), International Sustainability Standards Board (ISSB) and United Nations Sustainability Development Goals (UNSDG) MAC Copper Limited

Contents 02 Introduction 04 Our Sustainability Approach 06 Our Strategy 10 Why Copper? 12 Current Operations 14 History of CSA 16 Our Value Chain 20 Sustainability Highlights 22 Materiality Matrix 24 Our Priority ESG Topics and Focus Areas 26 Environment 32 Social 42 Governance 45 Board of Directors 46 Our Commitment 48 Appendix Sustainability Report 2024 01 About this Report

Introduction MAC is a subsidiary of MAC Copper Limited, a private limited company incorporated in Jersey Channel Islands. MAC is listed on the NYSE (NYSE: MTAL) and ASX (ASX: MAC). 02 MAC Copper Limited 02

Our vision is to operate and acquire metals and mining businesses in stable, high-quality jurisdictions that are critical to the electrification and decarbonisation of the global economy. Our expertise spans: • All commodities, including base metals, iron ore, precious metals and battery metals; • The complete value chain from upstream mining through to downstream processing and commodities trading; and • All major mining jurisdictions worldwide. MAC completed its flagship acquisition of Cobar Management Pty Ltd (CMPL), the owner of the CSA Copper Mine in New South Wales on 16 June 2023. The CSA Copper Mine has become MAC’s core asset and primary commercial operation. The mine exemplifies our strategic focus on copper as a key element in the global clean energy transition. While we operate the CSA Copper Mine, we continue to identify suitable acquisitions to support inorganic growth. Sustainability is at the core of our business, and we are grounded in strong ESG principles. At the CSA Copper Mine our priority sustainability focus areas include: • Water management; • Energy use and efficiency; • Tailings management; • Workplace health and safety; • Local communities; • Business conduct, ethics and compliance; and • Climate change. This inaugural Sustainability Report outlines our material ESG topics, a summary of current performance and an outline of future initiatives to enhance our sustainability practices and disclosures. 03 Introduction Sustainability Report 2024

Consistent with global practice, MAC undertook a series of assessments across the most relevant and robust frameworks to identify potentially material ESG issues and topics. We completed our materiality assessment and stakeholder analysis in August 2024. Our process included developing an initial list of potential ESG topics from: • Global Reporting Initiative (GRI) standards; • U.N. Sustainable Development Goals; • International Sustainability Standards Board guidelines; • Domestic and international industry sector peers; and • Discussions and surveys with relevant stakeholders. We then refined and tested these topics through ESG Strategy sessions to identify: • ESG issues that affect MAC; • Areas where MAC can have a meaningful impact; and • Topics important to stakeholders. The strategy sessions highlighted the significance of clear and transparent reporting of relevant information, metrics and disclosures to assist stakeholders to assess performance. MAC identified five key stakeholder groups during the desktop materiality assessment, and all were consulted as part of the stakeholder surveys. These five groups are condensed as some of the stakeholder groups cover a vast array of stakeholders, such as the Community group. The Community group covers several subgroups such as local Cobar residents, neighbouring landholders, local Aboriginal interests, school groups and many of the employee workforce and suppliers, who are Cobar-based. Our Sustainability Approach A robust ESG framework enables us to identify material topics, assess risks and opportunities, inform business strategy, and communicate performance effectively. 04 MAC Copper Limited

While climate change spans both Environment and Governance categories, we consider it primarily under Governance due to its scope and upcoming Climate Disclosure requirements. In this first year, we have established our baseline performance metrics and outline future initiatives, including benchmarking against industry peers. The following are MAC’s priority ESG issues: Environment – water management, energy use and efficiency, and tailings management. Social – workplace health and safety, and local communities. Governance – business conduct, ethics and compliance, and climate change. Our Sustainability Approach Sustainability Report 2024 05

Our Strategy 2 5 We think and act like owners We focus on assets we can move down the global cost curve within a relatively short period of time 1 6 We are committed to operating our assets safely and sustainably in partnership with our communities and stakeholders We intend to own and operate multiple assets to become a notable player in our industry 3 4 We own and aim to acquire assets in stable jurisdictions We strive to acquire high quality assets with operational upside, cost reduction potential, and/or expansion upside Our sustainability strategy is integral to our business strategy, founded on six core tenets that guide how we operate, support our communities and create value for shareholders. Our Core Strategy MAC Copper Limited 06

As we work towards delivering significant value to all stakeholders consistent with our core strategy, our sustainability principles include: Environmental stewardship • Minimising environmental impacts through water, air quality, and noise management • Improving energy efficiency • Enhancing biodiversity • Strategic rehabilitation and closure planning • Maximising recycling opportunities Social responsibility • Creating local employment opportunities • Supporting local and regional businesses • Preventing injuries and occupational illnesses • Engaging community stakeholders • Contributing to community development • Preserving cultural heritage Corporate leadership and governance • Integrating ESG considerations into operations and project development • Taking a practical, risk-based approach to sustainability • Operating ethically • Providing safe, rewarding, and inclusive workplaces • Supporting internationally proclaimed human rights • Engaging proactively with stakeholders and making a positive contribution in the communities where we operate MAC’s sustainability strategy is grounded in ESG principles. 07 Our Strategy Sustainability Report 2024

Sustainability We prioritise the well-being of both our people and the environment. Our commitment to safe and sustainable operations involves close collaboration with our communities and stakeholders. Ownership We think and act like owners. We nurture a culture of responsibility and accountability, ensuring every decision and action contributes to our collective success and long-term growth. Growth We are focused on strategic growth. Our growth strategy focuses on strategic investments in assets situated in stable jurisdictions, offering operational potential, cost efficiency, and expansion opportunities. Our Strategy (Cont.) 08 MAC Copper Limited

Diligence We finish what we start. Our commitment to driving efficiency and fostering innovation is unwavering, as we strive to elevate our business profitability and achieve our goal of running world-class operations. Leadership Our aspiration is to become a predominant player in our industry, owning and managing multiple assets. Our strategic vision serves as a compass, leading us toward portfolio diversification and positioning MAC as a prominent leader within the metals and mining sector. Integrity We walk the talk. Transparency, honesty, and respect are the guiding principles behind every action we take, establishing trust and reinforcing our reputation as a reliable and principled organisation. 09 Our Strategy Sustainability Report 2024

MAC Copper Limited

Why Copper?

Copper use dates back 10,000 years. Copper today is a key enabler for the development of low greenhouse gas (GHG) emission technologies crucial for the decarbonisation of the global economy.

Copper is an element impacting everyday lives. Copper is essential in industrial uses due to its high ductility, malleability, thermal and electrical conductivity, and corrosion resistance.

Copper is fundamental in building and construction, industrial processes, electronic equipment, transportation and infrastructure. For example, one tonne of copper can:

Equip
40
cars for functionality

Power
100,000
mobile phones

Enable
400
computers for operation

Provide
30
homes with electricity

SOURCE: internationalcopper.org

Copper is even an essential nutrient in our daily diet, and has natural anti-microbial properties, important in the prevention of infection.

Copper is also the cornerstone of the renewables-based economy as its critical to wind and solar energy, electric vehicles and batteries. This decarbonisation is increasing global demand for copper around the world due to its superior electrical conductivity. In 2021 8Mt of copper was used in decarbonisation. It is estimated 20Mt is required by 2035. The mismatch between available copper supply and projected future demand means global production must double by 2035.

Global demand for copper is predicted to increase substantially to 2050 including:

- Demand for copper in the transport sector projected to increase by 11.1x;
- Global electricity grid expansion requires 4.8x more copper; and
- A supply shortfall of 34Mt due to rising usage and limited development opportunities.

MAC is focused on copper mining to provide copper concentrate resources required for the global clean energy transition. Copper concentrate is manufactured into a range of primary products such as foil, rod, bars, sections, tube, flat rolled products and wire.

The copper industry is a low emissions industry accounting for only 0.2% of worldwide GHG emissions. The importance of copper in the clean energy transition aligns to MAC's philosophy and strategy.

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60 million metric tons The demand for copper in the transport sector is projected to increase by 11.1 times by 2050 from 2022. The demand for copper for the expansion of the global electricity grid is projected to increase by 4.8 times by 2050 from 2022. Construction, Electronics and Other Uses Grid Transport Wind Batteries 50 40 30 20 10 2025F* 2030F 2035F 2040F 2045F 2050F 0 Solar Copper Supply COPPER SUPPLY VS. DEMAND SOURCE: BloombergNEF Transition Metals Outlook 2023. Demand is based on a net-zero scenario, i.e., global net-zero emissions by 2050 to meet the goals of the Paris Agreement. For illustrative purposes only. * Projected data. 11 Why Copper? Sustainability Report 2024

Current Operations The Cornish, Scottish and Australian (CSA) Mine, acquired in June 2023, is our core asset and is one of Australia’s longest-operating copper mines. MAC Copper Limited 12

The CSA Copper Mine The CSA Copper Mine is located 11 kilometres north-west of Cobar in central western NSW. Established in 1871, it is one of Australia’s longest operating copper mines, and at 1.9 kilometres deep, stands as Australia’s second deepest copper mine. The annual production target for 2024 ranged from 38,000 to 43,000 tonnes of copper. Final production reached 41,128 tonnes for 2024 in line with production expectations. Copper ore is mined onsite. The ore is crushed underground, hoisted to the surface, and milled and processed using a conventional base metals processing plant that uses a crush-grind-flotation processing with SAG mills. 100% of the copper ore concentrate produced by MAC is currently shipped from the Port of Newcastle for export to smelters in Asia. Operating 24 hours a day, seven days a week, CSA Copper Mine employs approximately 494 workers, including contractors for onsite construction and maintenance projects. The workforce operates on varied schedules, with underground and mill workers typically following a seven-on seven-off roster system, whilst management, administration and site service staff typically work a standard five day week. Approximately 72% of the CSA Copper Mine’s workforce live within the Cobar Township, which contributes a significant flow on of economic benefit to the local Cobar community. Polymetals In May 2024, MAC made a strategic investment into Polymetals, securing rights to the Endeavour silver zinc lead mine which is approximately 40 kilometres north of the CSA Copper Mine. This acquisition provides processing options for any zinc ore mined without disrupting our core copper operations. The investment also secured 150ML of water offtake from the pipeline adjacent to our site. The offtake is for the next 4.5 years with an extension option. This access to water, combined the alternate treatment options for our lead zinc ore significantly increases the potential throughput we can achieve at the CSA Copper Mine for a low cost. This is an example of the opportunities MAC continues to evaluate to add value to our business, both organically and inorganically. of the CSA Copper Mine’s workforce live within the Cobar Township. Established in 1871, it is one of Australia’s longest operating copper mines, and at 1.9 kilometres deep, stands as Australia’s second deepest copper mine. 1871 72% 13 Current Operations Sustainability Report 2024

1871 1900 1961 1965 1965 1967 First underground production 1993 1997 1998 CSA Copper Mine placed under care and maintenance 1999 2023 1980 Operation ran into financial difficulties and placed into receivership CSA Copper Mine acquired by Glencore with underground operations resumed MAC acquires an 100% interest in the CSA Copper Mine through the CMPL Acquisition Cobar population grew from 2,200 to 4,000 with 376 people employed at CSA Copper Mine Discovery of copper mineralisation in region around the CSA Copper Mine Development of the CSA Copper Mine began Significant resource proven by Broken Hill South Pty Ltd Site transitioned to underground operations CSA Copper Mine acquired by Conzinc Riotinto Australia Pty Ltd CSA Copper Mine sold to Golden Shamrock Mines Pty Ltd, subsequently acquired by Ashanti Gold Fields in the same year The Cornish, Scottish and Australian Mine (CSA Mine) is one of Australia’s longest operating copper mines with a history stretching back almost 150 years and at 1.9 kilometres (1.2 miles) deep, it is the second deepest copper mine in Australia. 150 YEARS OF MINING History of CSA Photo: View looking southeast of the discovery shaft (original main shaft) and plant at the C.S.A. mine ca. 1908. Note the steam condensers at rear of engine house and timber for the underground workings. MAC Copper Limited 14

1871 1900 1961 1965 1965 1967 First underground production 1993 1997 1998 CSA Copper Mine placed under care and maintenance 1999 2023 1980 Operation ran into financial difficulties and placed into receivership CSA Copper Mine acquired by Glencore with underground operations resumed MAC acquires an 100% interest in the CSA Copper Mine through the CMPL Acquisition Cobar population grew from 2,200 to 4,000 with 376 people employed at CSA Copper Mine Discovery of copper mineralisation in region around the CSA Copper Mine Development of the CSA Copper Mine began Significant resource proven by Broken Hill South Pty Ltd Site transitioned to underground operations CSA Copper Mine acquired by Conzinc Riotinto Australia Pty Ltd CSA Copper Mine sold to Golden Shamrock Mines Pty Ltd, subsequently acquired by Ashanti Gold Fields in the same year Photo: Fire investigation team wearing ‘Proto’ breathing apparatus at the C.S.A. mine in 1920. L to R: Fred Rue (miner) A.J. Julius (Mine Manager), Gwyder Whalen (surveyor), Bob Pivetta (underground foreman). Sustainability Report 2024 15 History of CSA

Development Production Discovery Exploration Rehabilitation Our Value Chain of Underground Resource definition drilling in FY24 drilled from the surface 21,082m 14,762m Our supply chain encompasses several key stages of the mining lifecycle focusing on exploration, discovery, development, production, and rehabilitation and closure. MAC is not directly involved in the smelting, refining or end use phases. MAC Copper Limited 16

Development Production Discovery Exploration Rehabilitation of Copper Concentrate produced, trains loaded at port to external customers 161,404t of ore processed 1.07Mt Our Value Chain Sustainability Report 2024 17

LIFECYCLE STAGE ACTIVITIES ESG TOPICS AND SUBTOPICS  Exploration Exploration and geological mapping; geophysical surveys and geochemistry drilling; chemicals and services associated with geochemical sampling. • Workplace health and safety • Modern slavery • Sustainable procurement • Local and Indigenous businesses • Environmental management and compliance • GHG emissions  Mining Mine development and construction can include roads and transportation infrastructure; mineral processing facilities; environmental management systems, including tailings storage facilities and waste rock dumps; workforce accommodation; and other site infrastructure. Mining and drilling, blasting, including loading and hauling equipment to transport for processing. • Workplace health and safety • Local communities • Sustainable procurement/supplier code of conduct • GHG Emissions • Energy use and efficiency  Processing Processing, grinding milling using chemicals/reagents for concentration. • Water management • Tailings management • Energy use and efficiency Transport and shipping Haulage of concentrate product from site to port in containerised train services to either Carrington, NSW or Port Kembla, NSW. Port handling, storage and loading at the Port of Newcastle, NSW. Unloading concentrate containers transported from the CSA Copper Mine by rail, providing a covered storage facility at the port and procuring loading of concentrate aboard nominated vessels. • Workplace health and safety • Modern slavery • Sustainable procurement • Local and Indigenous businesses • Environmental management and compliance • GHG emissions Our Value Chain (Cont.) 18 MAC Copper Limited

LIFECYCLE STAGE ACTIVITIES ESG TOPICS AND SUBTOPICS Rehabilitation and closure Demolition, deconstruction and disposal. Rehabilitation (grading, contouring, vegetating of mine site areas). • Tailings management • Workplace health and safety • Environmental management • Biodiversity • Water management • Sustainable procurement • Local and Indigenous businesses • Environmental management and compliance • GHG emissions Supporting operations Professional advisers in areas such as legal, accounting, consultancy and tax. Supplementary products and services for mining onsite operations, maintenance and our leased office space in Perth including office equipment, IT, cleaning services, security, car parking and recruitment. • Workplace health and safety • Modern slavery • Sustainable procurement • Local and Indigenous businesses • Environmental management and compliance • GHG emissions Our Value Chain Sustainability Report 2024 19

50% of underground waste mined hauled to surface for construction and future mine closure requirements Sustainability Highlights In our first full year of operation at the CSA Mine, we have achieved significant progress in efficiency gains, workplace health and safety improvements, local community partnerships, sustainable water management, capital projects and economic performance. Key achievements include extending the CSA Copper Mine life to 2034 and plans to produce 50,000+ tonnes of copper within two years. Environment 0.477 energy use intensity (GJ/t ore processed) Investment in alternative water sources Zero water discharge 27% water recycling 1,038ML water use Climate risk and opportunities assessment underway, due for completion in 2025 MAC Copper Limited 20

TRIFR end of year 10.8, approx 25% reduction over previous 6 months Social Governance 494 workforce numbers in Cobar – largest employer in the Cobar shire Development of comprehensive ESG Framework Exemplary governance practices established Pathways to mining program with Cobar High School 72% of the workforce resides locally $ 44mAUD wages paid annually into the local Cobar community $ 172kAUD to support local communities through sporting clubs and charities Since MAC ownership: • 67% increase to Life of Mine • 64% increase to contained copper 6 apprentices employed Enhanced safety through training, coaching, and Safety Pledge Program Plan to produce 50,000+ tonnes of copper within two years 1 LTI during H2 2024 $ 32mAUD direct Cobar procurement spend Sustainability Highlights Sustainability Report 2024 21

Materiality Matrix The Materiality Matrix was developed combining the outcomes of our stakeholder surveys along with a risk assessment undertaken during our ESG workshop. The assessment identified key business impacts and salient issues, validated through peer benchmarking against comparable industry organisations. MAC Copper Limited 22

Impact to Business Training and education Land management /Biodiversity Stakeholder engagement Busines conduct, ethics and compliance Governance and compliance Critical incident management Air quality/emissions Closure and rehabilitation Tailings management Diversity, equality and inclusion Climate change Local communities Workplace health and safety Energy use and efficiency Water management Human rights Employment practices Supplier assessment Indigenous Peoples Environment Social Governance Important to Stakeholders Based on survey responses of our identified stakeholder groups being: • Employees • Suppliers • Shareholders • Community • Government. 23 Materiality Matrix Sustainability Report 2024

Our Priority ESG Topics and Focus Areas MAC Copper Limited 24

Our Priority ESG Topics and Focus Areas

Sustainability Report 2024

The following are MAC's priority ESG issues:

Environment – water management, energy use and efficiency, and tailings management.

Social – workplace health and safety, and local communities.

Governance – business conduct, ethics and compliance, and climate change.

TOPIC	BASELINE	PROJECTS/ACTIVITIES	METRICS
Water management	Groundwater bores	Improved water metering	ML used ML/% Water recycling Water intensity Diversity of sources
Tailings management		Install groundwater monitoring bores Improve monitoring using RPAs	Freeboard and beach management
Energy use and efficiency	Solar-diesel groundwater bores	PPAs, solar	Reduced emissions Increased energy efficiency Energy sources % renewable Emissions intensity
Workplace health and safety		Mines Rescue Competitions My Safety Pledge EWG – Employee Working Group	TRIFR and leading indicators Women in the workforce Diversity
Local communities		Open Day, Community investment program	
Business conduct, ethics and compliance		Modern Slavery Statement Business Code of Conduct	Training in Modern Slavery and Business Code of Conduct
Climate change	NGERS & NPI	Scope 3	GHG Intensity

Refer to the MAC website for the ESG data pack for full data reporting as per the GRI standards.

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Environment Environmental Management System MAC operates under an Environmental Management System (EMS) with eight key directives/objectives: 1. Environmental Preservation – Minimise our environmental footprint. 2. Community Engagement and Development – Build strong, long-term relationships with local communities based on respect and partnership. 3. Biodiversity and Land Management – Proactively protect biodiversity, rehabilitate affected land and promote responsible land use. 4. Climate Change Response – Actively assess and address climate risks and opportunities. 5. Waste and Pollution Reduction – Target zero waste through reduction, recycling and reuse strategies. 6. Stakeholder Collaboration – Engage transparently with stakeholders on practices that contribute to sustainable development goals. 7. Emergency Preparedness and Response – Develop, maintain and test emergency response procedures to protect the environment, our employees and community. 8. Training and Awareness – Provide training and resources to employees and contractors to foster a culture of environmental responsibility. MAC Copper Limited 26

Water Management Water is a critical operational input, primarily used in ore processing, cooling, and dust suppression at our Cobar site. Located in semi-arid part of NSW, we rely on the Macquarie River catchment for water supply. Though the Aqueduct Water Risk Atlas rates our area as Arid with low water use (rather than a High Water Stress location), water management is our highest ranking material topic. A drought in 2020 saw our main water source, the Burrendong Dam, drop to 1.5%, prompting investment in a bore field and associated pumping infrastructure to enhance water security. Water Sources The Cobar Water Board, operating under the Water Management Act 2000, manages our water supply. Water flows from Burrendong Dam through the Macquarie River to Warren, then via Albert Priest Channel and Bogan River pool, before being piped from Nyngan to Cobar. Water Usage and Discharge In 2024, our total water usage reached 1,038ML, comprising 819ML from the Cobar Water Board and 219ML from our onsite bore field. This translates to a water withdrawn intensity of 0.96KL of water per tonne of ore processed through the mill. This figure is comparable with similar Western NSW operations. As a zero discharge site, we recycle between 20%-40% of water, depending on seasonal conditions. Environment Sustainability Report 2024 27

Water Security Infrastructure Project The 2017-2020 NSW drought prompted significant water security investments despite Cobar Water Board guaranteeing 80% of its allocation. We developed four direct online diesel bores, seven solar diesel hybrid bores and upgraded two existing diesel only bores. These bores provide a supplementary supply of approximately 10-15l/s for mining and milling operations. We also added water storage capacity with the installation of one 3ML storage tank and two 1.5ML storage tanks. Our recent investment in the neighbouring Endeavor Mine, secured rights to an additional 150ML, supporting the long-term growth potential for the CSA Copper Mine. Environment (Cont.) Water management is rated highly from materiality and importance to stakeholder perspectives. Water is one of the most critical inputs for site operations, used primarily in ore processing, cooling and dust suppression. MAC Copper Limited 28

Environment

Sustainability Report 2024

Monitoring

We maintain comprehensive water monitoring including water usage, intensity, quality and volume.

Our surface water dams and catchments, including naturally formed dams, undergo regular quality testing to prevent environmental contamination beyond our lease boundary.

We follow Australian and New Zealand Environment and Conservation Council (ANZECC) Guidelines for Irrigation and General Use, which set 5mg/L limits for both copper and zinc contamination in water. Currently, 19 of the 20 monitored sites meet this standard, with one exception in historic mining drainage outside our lease.

Water quality and levels are reported half-yearly in the CSA Environmental Monitoring Report, available on the MAC website.

Table 1: CSA three-year water usage

SOURCE	FY24	FY23	FY22	AVERAGE
Cobar Water (ML)	819	833	933	888
Bores (ML)	219	121	68	105
Total (ML)	1,038	954	1,001	993

Table 2: Water monitoring parameters

AREA	PARAMETERS	FREQUENCY
Potable Water	Microbial	Fortnightly
Ground Water	Quality and levels	Quarterly
Surface Water	Quality and levels	Quarterly
Back Dams	Quality and levels	Quarterly
Water Usage	Meter readings	Monthly
Water Balance	Monthly	Monthly

Table 3: Ground water quality

GROUND WATER QUALITY (11 SITES H2 2023)	AVERAGE	MIN	MAX
Copper (mg/L)	0.100455	0.004	0.572
pH	7.73	7.31	7.97
EC (µs/cm)	7,732.09	963	13,600

MAC achieved 100% compliance with regulations and monitoring requirements.

Initiatives

Future sustainable water management initiatives will take into consideration the principles of water stewardship. Water scarcity and other water related risks will be evaluated as part of the climate risks and opportunities assessment in the coming months. MAC considers it likely that water management will remain a top order ESG issue.

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Energy Use and Efficiency (and Emissions) Energy Source The CSA Copper Mine operates primarily on electricity and diesel. Electricity powers the site, with ore processing and ventilation consuming large amounts of energy. Diesel fuels mobile equipment accounting for around 10% of the site’s GHG emissions. The site is serviced with a 132kV transmission line from the Essential Energy Network. This line is fed by both conventional and renewable energy generation, with both the Nyngan (102MW) and Nevertire (132MW) solar farms providing approximately 30% renewable energy. A backup 22Kv line ensures emergency supply capability. Usage Electricity consumption reached 142,236 MWh in FY24, an increase of 18% from 119,741 MWh in FY23. This rise reflects operational growth, including a 10% increase in concentrate production, an 8% increase in tonnes milled, and the commissioning underground cooling systems used to supply refrigerated air into the mine. Energy demands are expected to increase further as mine depth extensions require enhanced ventilation, cooling, and capacity. Even with increased production, we achieved improved efficiency metrics: energy intensity decreased 22% to 0.47GJ/t of ore processed and 3.17GJ/t of copper concentrate produced. Diesel consumption, primarily used for underground machinery and tailings facility construction, maintains an intensity of 4 litres per tonne of ore processed. Monitoring We track energy consumption, intensity, and Scope 1 and 2 greenhouse gas emissions. We have been evaluating options to improve data collection and analysis methods. Scope 3 data collection has begun, supporting our comprehensive energy management approach. Using 2024 as our baseline year, MAC will assess energy usage and intensity in 2025 to identify opportunities for improvement. Our current annual electricity consumption of 512,050 GJ serves as a reference point for future efficiency efforts Ore Milled Energy (GJ) (from NGER reports) Energy (GJ) Tonnes milled 850,000 900,000 950,000 1,000,000 1,050,000 1,100,000 1,150,000 1,200,000 2019 2020 2021 2022 2023 2024 0 100,000 200,000 300,000 400,000 500,000 600,000 700,000 Chart 1: CSA Energy Usage vs Ore Milled Initiatives Environment (Cont.) 30 MAC Copper Limited

Tailings Management Tailings, the waste rock remaining after copper extraction, represents a key operational and closure consideration for our mine site. The waste rock is usually pulverised to the size of fine sand and has a relatively high specific gravity. MAC operates the Southern Tailings Storage Facility (STSF) used to store tailings generated though the mining and processing activities. Approximately 50% of the tailings are de-watered and used for underground backfill in the paste fill plant, while the other 50% is deposited as thickened tailings in the STSF. The STSF, covering 95 hectares, represents our largest site disturbance footprint and requires precise management for operational continuity. Tailings storage facilities are built in stages to ensure the long-term integrity of the facility, and the STSF is currently operating at Stage 9 (completed in FY24). The Stage 10, approved from 2025 construction, will provide a further 2.1Mm3 capacity, with a potential Stage 11 offering similar additional storage capacity if required. The STSF has a consequence rating of ‘significant’, under the Dam Safety Act 2015 (NSW) and ANCOLD guidelines. Accordingly, we maintain comprehensive emergency and operational plans to manage any potential risks and report on incidents. In 2024 there were no reportable incidents or significant spills from the STSF. Our tailings management adheres to ANCOLD guidelines and industry best practices, supported by advice from the consulting Engineer on Record (EOR), a site-based tailings engineer as well as dedicated tailings operator. FY24 TONNES Total Tailings to STSF 611,207 Total Tailings to Paste fill 300,065 Total tailings reclaimed form STSF for paste fill 81,160 Prolonging the life of the STSF In FY24, we diverted approximately 49% of tailings stream to the paste fill plant for use in underground backfilling, while reclaiming just over 80,000 tonnes of dry tailings from the STSF for the same purpose. This dual approach significantly extends the STSF’s operational lifespan while supporting underground operations. Other Waste Materials Underground waste rock serves as a valuable resource for construction activities and to stockpile for future STSF capping during final closure. Of the 218,350 tonnes of waste mined in FY24, we hauled 109,478 tonnes to the surface, using the remainder for underground backfilling. Operating under the CSA Waste Management Strategy 2023-2027, designed to minimise the volume of waste sent to landfill and increase opportunities for reuse and recycling. We recycled approximately 55% of waste materials, including waste oil and grease, tyres, IBCs, mill liners, and batteries. A waste contractor manages the disposal of domestic waste to the local Cobar Shire Council Landfill, and recycling contractors for metal and other recyclable materials. Closure planning Our site closure plan, including the tailings rehabilitation requirements, is included as part of the Rehabilitation Management Plan. 31 Environment Sustainability Report 2024

Workplace Health and Safety The health, safety and wellbeing of our people – employees, contractors and near-mine affected persons – is MAC’s principal concern and a critical factor in measuring the long-term success of the business. Our comprehensive health and safety framework includes: • Risk management processes and procedures; • Employee training in safe work practices; • Establishing and improving safety standards; • Investigating accidents and incidents to prevent recurrence; and • Employee involvement in safety standard development. CSA Copper Mine operates under relevant health and safety legislation including the Work Health and Safety Act 2011 (Cth), the Work Health and Safety Act 2011 (NSW), the Work Health and Safety (Mines and Petroleum Sites) Act 2013 (NSW). The CSA Mine Safety Management System covers all site workers including employees, contractors and visitors. We seek to implement relevant best practices with respect to mine safety and emergency preparedness. Women in the workforce Female workforce participation is approximately 18%, with 38% representation at the Board level. This exceeds the Minerals Council of Australia’s Industry of Choice Inclusion and Diversity Framework target diversity ratio of 18% for women in the workforce. During 2024, five female staff members took maternity leave, all returning to work. Social MAC Copper Limited 32

Key safety improvements in FY24 included: • Restructuring the Health Safety and Environment team into the PHST (People, Health, Safety and Training) team; • Re engaging the workforce; • Improving safety reporting; and • Implementing stronger personal accountability around safety performance with more rigid disciplinary outcomes for safety incidents. Pillars of Improvement 1. Simplify Risk Management. 2. Incorporate Human Performance. 3. Transition Our Safety Metrics. Key outcomes have seen • The reduction in TRIFR. • Moving along the Bradley Curve. • Increased training in areas such as Mental Health, ICAM (Incident Cause Analysis Method) investigations, etc. • Establishment of “My Switch On Pledge” program. CSA Average TRIFR Industry Average TRIFR 0 5 10 15 20 Jan-24 Feb-24 Mar-24 Apr-24 May-24 Jun-24 Jul-24 Aug-24 Sep-24 Oct-24 Nov-24 Dec-24 11.3 11.3 10.6 13.9 13.9 13.9 13.9 13.9 13.7 12.9 11.8 10.8 15.49* The total recordable injury Chart 2: 12 Months TRIFR Average: CSA vs Industry frequency rate (TRIFR) is a key workplace safety KPI. Although our target of 10 is well below the industry average of 15.5, it has been exceeded this year due to several incidents in April and May 2024. Following this, safety initiatives such as “My Switch On Pledge” and a greater focus on leading indicators. Initiatives * SOURCE: Resources Regulator, Department of Regional NSW “Mine Safety Performance Report 2022-23”. 33 Social Sustainability Report 2024

In response to the high TRIFR, MAC transitioned from traditional safety directives and rules to a more personal approach with our “My Switch On Pledge.” This initiative shifts from policy enforcement to personal accountability, encouraging each worker to make a commitment to safety through personal affirmations. The program fosters a culture where safety is not just a rule to follow but a personal promise to ourselves, our mates, and our families. The My Switch On Pledge consists of ten promises focused on preventing serious injury and fatality through personal accountability. These pledges address critical safety behaviours and form a moral code of/ethics for our workers, providing clear expectations and supporting consequence management. My Switch On Pledge Along with the values at MAC which underpin the expectations we have for the operational and sustainable direction of the company, the CSA Copper Mine has now implemented My Switch On Pledge. Initiatives Social (Cont.) Photo: Mines rescue road crash rescue training. 34 MAC Copper Limited

My Switch On Pledge My pledge to myself, to my mates, and to my family, is to Switch on to Safety, so that we all go home safe. I pledge to always come to work fit to perform my job and be free from the influence of drugs and alcohol. I pledge to always use or wear critical safety and fall protection equipment, including PPE. I pledge to only operate equipment when I am trained and authorised to do so. I pledge to always isolate and test for dead before working on all energy sources to ensure my safety and that of others. I pledge to never modify or override critical safety equipment. I pledge to always seek and obtain clear approval before entering mobile equipment operating zones. I pledge to never enter Danger Zones, work under unsupported ground or in the line of fire. I pledge to always report all injuries and incidents as and when they occur. I pledge to always report all hazards when identified and immediately rectify those within my control. I pledge to always treat my peers with respect. 35 Social Sustainability Report 2024

Employee Working Group The Employee Working Group (EWG) is an elected body representing the workforce, which serves as a peer support mechanism and a key channel for employee feedback and communication with management. The EWG manages monthly Employee of the Month nominations from every department, selects department winners, and chooses an overall winner. This process helps ensure that employee recognition is driven by their peers, highlighting outstanding contributions across the site. The EWG has suggestion boxes around site, which are being used to drive improvements of site facilities and safety practices. Critical Incident Management Mines Rescue Safety training is an essential aspect of our operation and critical incident management. Our highly trained Mines Rescue Team, comprising people from all areas of the operation, develops and maintains specialist skills. Through the year, extensive training, drills and simulations, in areas include: • Underground search and rescue; • Fire fighting; • Road crash rescue; • Triage/mass casualty; • Vertical rescue; and • Confined space rescue. The Mines Rescue Team complete mine emergency and rescue training exercises and participate in a variety of simulated emergency situations. The simulated exercises help prepare the team for any emergencies on site, and provides a forum for rescue teams and emergency services to share their knowledge and experience. With its commitment to safety and emergency management, Metals Acquisition Mines Rescue sent a team of their top performers to the annual Victorian Mines Rescue Competition in October 2023. The MAC team exceeded expectations and were awarded the following: • Best Captain Award • 1st in Ropes • 1st in Road Crash Rescue • 3rd Best Medic • 3rd Best in Skills • 3rd Best Overall Safety • 3rd Overall MAC prides itself on the calibre of our Mines Rescue Team. Many team members also serve as on-call fire fighters with Fire and Rescue NSW, further strengthening our emergency response capabilities. Social (Cont.) 36 MAC Copper Limited

37 Social Sustainability Report 2024

Social (Cont.) MAC Copper Limited 38

Local Communities We respect and value everyone in the community and are proud to be supporting Local Communities in and around Cobar and western NSW. MAC actively engages with communities across Australia, recognising the rights of indigenous peoples and local communities. We believe in building positive relationships through proactive, inclusive and open communication. Aboriginal Community Relationship building is integral to the success and effectiveness of any community. MAC has reached out to the local Ngemba, Ngiyampaa, Wangaaypuwan and Wayilwan (NNWW NT) claimants and begun the process of developing a long-term trusting relationship. Following the federal court decision of August 14, 2024, we are negotiating land access agreements for Exploration Leases where Native Title exists. Supporting Local Community Every community has its unique set of challenges and needs. Through active participation in community development and investment, we are committed to understanding and addressing these challenges. Our community investments are tailored to align with specific community needs, in support of education, healthcare, sport, and environmental initiatives. The aim is to make a meaningful difference to the people in our local community. In FY24, our Community Development and Investment committee invested $172,355K (AUD) across 28 community projects through Cobar and surrounds, strengthening bonds between our business and the community. MAC supports local communities through volunteering with 11 of the 15 local Cobar fire brigade members being fulltime MAC employees, CSA open days, supporting various school STEM programs and career days, and community events. We respect and value everyone in the community and are proud to be supporting Local Communities in and around Cobar and western NSW. 39 Social Sustainability Report 2024

Wings4Kids MAC has proudly invested into Wings4Kids in Cobar to assist local families which rely on this important service. Wings4Kids is a not-for-profit organisation providing a free flight service for children in regional communities, who have serious or life-threatening illnesses and are required to travel to major city-based hospitals for treatment. MAC has doubled its initial commitment to Wings4Kids, contributing $12,000 to support this vital free flight service. Our decision to increase the donation underscores MAC’s dedication to making a positive impact in the lives of families in our region. By supporting Wings4Kidz, its CEO Brendan Crane, and local passionate advocates of the cause, Simone Porter and Jodie Jones, we help ensure that sick children and their families can access essential medical treatments without the added stress of travel and financial burden. One of our investment partners, Osisko Bermuda Limited, matched our donation with an additional $12,100 (AUD), bringing the total investment to $24,100 (AUD). MAC’s involvement in this initiative reflects our broader commitment to the Cobar community and enhances the quality of life for individuals. Social (Cont.) 40 MAC Copper Limited

Social Sustainability Report 2024

St Johns Parish School Breakfast/Macquarie Homestay

MAC has provided a community investment into the St Johns Parish School Cobar Breakfast Club program, providing nutritious breakfasts to enhance student well-being and academic performance. MAC is proud to be supporting this vital initiative and contribute to the wellbeing and development of the students at St Johns Parish School.

This investment in a cornerstone institution of the Cobar community, with a rich history of quality education, underscores our commitment to local education and youth development.

MAC has provided a community investment via the South Dubbo Rotary to support the Macquarie Homestay in Dubbo. Macquarie Homestay is a registered charity that provides affordable accommodation for patients, family and carers from western NSW who must travel to Dubbo for medical reasons such as childbirth, surgery, cancer treatment and specialist appointments.

One of our investment partners, Osisko Bermuda Limited, has added to our donation with $5,075 AUD ($3,604.19 USD) for the Macquarie Homestay demonstrating our shared commitment to improving healthcare access for regional communities.


METALS ACQUISITION LIMITED
CSA Mine
Pay to: St John's Parish School
Ten Thousand Dollars
14/2/2024
$ 10,000.00
Sponsorship of: 2024 Breakfast Club

41

Business Conduct, Ethics and Compliance MAC is committed to the highest standards of conduct and ethical behaviour in all its business activities, promoting a culture of honesty, corporate compliance and good governance. These practices strengthen Board oversight of management and serve the sustainable and ethical outcomes of the interest of all stakeholders. Good governance creates a culture that values both personal and business integrity and ethical behaviour, to reduce our risks. We value our reputation of integrity, professionalism and fairness. The Board The Board operates under Corporate Governance Guidelines and Board Charter to oversee company’s affairs in the best interests of shareholders and to help ensure long-term business success. The Board maintains a majority of independent directors, observing both NYSE and ASX corporate governance listing standards. The Board composition includes three female directors (including the Chair of the Board) and five male directors (including the Chief Executive Officer). While delegating the day-to-day management of the company to the Chief Executive Officer and other senior executives, the Board provides guidance and maintains oversight through its committees. The Health, Safety, Environment, Community and Sustainability Committee specifically oversee ESG and Sustainability matters. The committee chair reports to the Board on committee activities, decisions taken, and considerations made. Policies and Procedures MAC is committed to the highest level of ethical standards across all aspects of its business including relationships with employees, customers, suppliers, competitors, the governments we interact with, the communities we operate within and our shareholders. Our Code of Business Conduct and Ethics establishes workplace behaviour standards. All employees, directors, officers, consultants and contractors of MAC are expected to adhere to the Code and policies or procedures as a condition of employment or engagement. Governance 42 MAC Copper Limited

Although this Code covers a wide range of business practices and procedures, these standards cannot and do not cover every issue that may arise or every situation in which ethical decisions must be made. The Code provides guiding principles across key areas: • Compliance with this code and responsibilities • Compliance with Laws and Regulations • Reporting Non-Compliant Activities • No Retaliation • Conflicts of Interest • Fair Dealing • Anti-Trust and Fair Competition • Proper Communication and Disclosures • Anti-Bribery and Corruption • Confidential and Intellectual Property • Company Assets • Records and Reporting • Social Media • Supplier Relationships • Insider Trading • Equal Opportunity, Non-Discrimination and Fair Employment • Good Behaviour in the Workplace • Human Rights • Environment, Health and Safety ESG and Sustainability is governed at Board level represented by the Health, Safety, Environment, Community and Sustainability Committee. 43 Governance Sustainability Report 2024

Climate Change MAC is playing a direct role in the decarbonisation of the global economy, and through this, contributing to reducing GHG emissions to help reduce the impacts of climate change. Copper mining accounts for only 0.2% of global GHG emissions and plays a significant role in enabling emissions reduction technologies such as electric vehicles, wind and solar energy production. The Board oversees climate risks through the HSECS Committee, whose charter outlines the Board’s responsibilities in relation to environmental and social sustainability, safety, community relations and health. In the coming months, the Board will appraise climate risks (both physical and transitionary) and potential opportunities. This is expected to strengthen and build upon action already taken to increase resilience to climate change. We plan to do this by securing additional water supply, utilising water supply bores, evaluating energy supply, and increasing operational efficiencies. Preparation for mandatory climate reporting is underway and includes: • Review of existing data collection; • Scope 3 emissions; • Climate risk and opportunities assessment; and • Transitional plans. MAC currently has no emissions reduction targets and as this is the first year under MAC ownership, will become the baseline year for GHG emission data. GHG Emissions MAC reports GHG emissions via both NPI and NGERS. FY24 data is reported in below table (Table 4) and is relatively consistent with previous years. FY24 serves as our baseline year under MAC ownership for future emissions reduction targets. Scope 3 Emissions MAC has commenced data collection and analysis for relevant upstream and downstream emissions. MAC continues to work with specialists to establish a Scope 3 baseline and a framework for future reporting. GREENHOUSE GAS EMISSIONS (GHG) FY24 GRI 305-1, GRI 305-2, GRI 305-4 GHG Emissions Scope 1 (tCO2-e) 13,809 GHG Emissions Scope 2 (tCO2-e) 96,720 GHG Emissions Intensity (per tonne ore processed) (tCO2-e/t) 0.103 Table 4: Greenhouse Gas Emissions Governance (Cont.) This comprehensive framework supports MAC’s vision of operating in high-quality jurisdictions with strong governance standards. Modern Slavery MAC’s Modern Slavery Statement, published in August 2024, details our commitment to preventing modern slavery and human trafficking across our operations and supply chains. The statement covers our investments, labour force, transport and logistics, and ancillary services. No instances of modern slavery have been identified in our business to date. Conflict Affected and High Risk Areas MAC is focused on owning and operating metals and mining business in high quality, stable jurisdictions and does not operate or invest in any conflict or high risk areas. 44 MAC Copper Limited

Board of Directors Patrice Merrin Chair Mohit Rungta Director Graham van’t Hoff Director Rasmus Gerdeman Director Anne Templeman-Jones Director Charles McConnell Director Leanne Heywood Director Mick McMullen CEO & Director 45 Board of Directors Sustainability Report 2024

As MAC’s inaugural sustainability report, this document establishes our baseline for ESG performance and strategy. Over the next 12 months, we commit to: • Deepening stakeholder engagement through comprehensive interviews to better understand, address and improve upon key concerns. • Expanding ESG data analysis and insights, with emphasis on safety performance; and • Finalising our climate change risk and opportunities assessment and the calculation of Scope 1, 2 and 3 GHG emissions. Developing our Risk Assurance processes to ensure the continued compliance and integrity of MAC’s operations. We remain focused on delivering significant stakeholder value through continuous improvement in our ESG performance and reporting. Our Commitment 46 MAC Copper Limited

Disclaimer This document contains forward looking statements, including, but not limited to expectations regarding: climate change and climate-related risks and opportunities, development and implementation of technologies, trends in commodity prices and their supply and demand and regulatory and policy developments. When used, the words “anticipate”, “believe”, “could”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “project”, “seek”, “should”, “will”, “would” and similar expressions, as they relate to the Company, are intended to identify forward looking statements. The forward looking statements are based upon certain assumptions and information available to the Company as at the date of this document. These assumptions may prove to be incorrect. There are also limitations with respect to scenario analysis which is difficult for the Company to predict what scenarios (if any) may eventuate. Forward looking statements are not a guarantee of future performance as they involve risk, uncertainty and other factors, which are beyond the Company’s control and may cause results to be different from statements in this document. The Company cautions against undue reliance on any forward looking statements. This document does not purport to be all inclusive or to contain all information which its recipients may require to make an informed assessment of the Company’s sustainability performance. To the fullest extent permitted by law, MAC, its affiliates and their respective officers, directors, employees and agents, accept no responsibility for any information provided in this document, including any forward looking statements, and disclaim any liability whatsoever (including for negligence) for any loss howsoever arising from any use of this document, reliance on anything contained in or omitted from it, or otherwise arising in connection with this document. In addition, MAC accepts no responsibility to update any person regarding any inaccuracy, omission or change in information, the Company’s expectations in this document or any other information made available to a person, nor any obligation to furnish the person with any further information. This document should not be relied upon as a recommendation by, or advice from MAC to deal in its securities. This document should be read in conjunction with other MAC periodic and continuous disclosure announcements. 47 Our Commitment Sustainability Report 2024

MAC Copper Limited

Appendix

Appendix 1 GRI Material Topics Disclosure

MATERIAL TOPIC	GRI 14 MINING SECTOR	GRI REFERENCE	STAKEHOLDER SURVEY RATING /25
Climate adaption and resilience	Topic 14.2	GRI 201	7
Biodiversity	Topic 14.4	GRI 101, MM1, MM2	11
Closure and rehabilitation	Topic 14.8	GRI 402, MM10	14
GHG emissions	Topic 14.1	GRI 305, GRI 302,	12
Energy use and efficiency			21
Tailings management	Topic 14.6	GRI 306, MM3	20
Water management	Topic 14.7	GRI 303	24
Human rights	Topic 14.10, 14.11, 14.14, 14.20	GRI 202, GRI 401 GRI 402, GRI 404, GRI 414, GRI 409, GRI 414, MM4	7
Diversity, equity and inclusion	Topic 14.21		8
Critical incident management	Topic 14.15		8
Indigenous peoples	Topic 14.11		8
Employment practices	Topic 14.17		10
Training and education			10
Stakeholder engagement	Topic 14.10		14
Local communities	Topic 14.10		17
Workplace health and safety	Topic 14.16	GRI 306	19
Supplier assessment		GRI 308	7
Governance and compliance	Topic 14.19, 14.22, 14.23		13
Business conduct, ethics and compliance	Topic 14.24	GRI 414, GRI 308	12

48

Appendix 2 GRI General Disclosures GRI DISCLOSURE REPORT SECTION GRI 2: General Disclosures 2.1 Organizational details About Mac 2.2 Entities included in the organization’s sustainability reporting About Mac 2.3 Reporting period, frequency and contact point About this Report 2.4 Restatements of information About this Report 2.5 External assurance 2.6 Activities, value chain and other business relationships Our Value Chain 2.7 Employees Social Topics 2.8 Workers who are not employees Social Topics 2.9 Governance structure and composition Governance Topics 2.10 Nomination and selection of the highest governance body Governance Topics 2.11 Chair of the highest governance body Governance Topics 2.12 Role of the highest governance body in overseeing the management of impacts Governance Topics 2.13 Delegation of responsibility for managing impacts Governance Topics 2.14 Role of the highest governance body in sustainability reporting Governance Topics 2.15 Conflicts of interest Governance Topics 2.16 Communication of critical concerns Governance Topics 2.17 Collective knowledge of the highest governance body Governance Topics 2.18 Evaluation of the performance of the highest governance body Governance Topics 2.19 Remuneration policies Financial Statement 2.20 Process to determine remuneration Financial Statement 2.21 Annual total compensation ratio Financial Statement 2.22 Statement on sustainable development strategy Our Sustainability Approach 2.23 Policy commitments Governance Topics 2.24 Embedding policy commitments Governance Topics 2.25 Processes to remediate negative impacts Governance Topics 2.26 Mechanisms for seeking advice and raising concerns Governance Topics 2.27 Compliance with laws and regulations Governance Topics 2.28 Membership associations Governance Topics 2.29 Approach to stakeholder engagement Governance Topics 2.30 Collective bargaining Social Topics GRI 3: Material Topics 2021 3.1 Process to determine material topics ESG Workshop and Gap Analysis 3.2 List of material topics Materiality Matrix 3.3 Management of material topics Management of Material Topics GRI 201: Economic Performance 2016 201-1 Direct economic value generated and distributed Financial Statement 201-2 Financial implications and other risks and opportunities due to climate change Financial Statement 49 Appendix Sustainability Report 2024

GRI DISCLOSURE REPORT SECTION GRI 3: Material Topics 2021 (Continued) 201-3 Defined benefit plan obligations and other retirement plans Financial Statement 201-4 Financial assistance received from government Financial Statement GRI 202: Labor/Management Relations 2016 202-1 Ratios of standard entry level wage by gender compared to local minimum wage Social Topics 202-2 Proportion of senior management hired form the local community Social Topics GRI 203: Indirect Economic Impacts 2016 203-1 Infrastructure investments and services supported Financial Statement 203-2 Significant indirect economic impacts Social Topics GRI 204: Procurement Practices 2016 204-1 Proportion of spending on local suppliers Social Topics GRI 205: Anti-corruption 205-1 Operations assessed for risks related to corruption Governance Topics 205-2 Communication and training about anti-corruption policies and procedures Governance Topics 205-3 Confirmed incidents of corruption and actions taken Governance Topics GRI 206: Anti-competitive Behavior 2016 206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices Governance Topics GRI 207: Tax 2019 207-1 Approach to tax Tailings Management (include waste) 207-2 Tax governance, control, and risk management Tailings Management (include waste) 207-3 Stakeholder engagement and management of concerns related to tax Tailings Management (include waste) 207-4 Country-by-country reporting Tailings Management (include waste) GRI 301: Materials 2016 301-1 Materials used by weight and volume Environmental Topics 301-2 Recycled input materials used Environmental Topics 301-3 Reclaimed products and their packaging materials Environmental Topics GRI 302: Energy 2016 302-1 Energy consumption within the organization Energy Use and Efficiency 302-2 Energy consumption outside of the organization Energy Use and Efficiency 302-3 Energy intensity Energy Use and Efficiency 302-4 Reduction of energy consumption Energy Use and Efficiency 302-5 Reductions in energy requirements of products and services Energy Use and Efficiency GRI 303: Water and Effluents 2018 303-1 Interactions with water as a shared resource Water Management 303-2 Management of water discharge-related impacts Water Management 303-3 Water withdrawal Water Management 303-4 Water discharge Water Management 303-5 Water consumption Water Management 50 MAC Copper Limited

GRI DISCLOSURE REPORT SECTION GRI 304: Biodiversity 2016 304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas Not Addressed 304-2 Significant impacts of activities, products and services on biodiversity Not Addressed 304-3 Habitats protected or restored Not Addressed 304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations Not Addressed MM1 Amount of land disturbed or rehabilitated Not Addressed MM2 The number and percentage of total sites identified as requiring biodiversity management plans according to stated criteria, and the number (percentage) of those sites with plans in place Not Addressed GRI 305: Emissions 2016 305-1 Direct (Scope 1) GHG emissions Energy Use and Efficiency 305-2 Energy indirect (Scope 2) GHG emissions Energy Use and Efficiency 305-3 Other indirect (Scope 3) GHG emissions Energy Use and Efficiency 305-4 GHG emissions intensity Energy Use and Efficiency 305-5 Reduction of GHG emissions Energy Use and Efficiency 305-6 Emissions of ozone-depleting substances (ODS) Energy Use and Efficiency 305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions Energy Use and Efficiency GRI 306: Waste 2020 306-1 Waste generation and significant waste-related impacts Tailings Management (include waste) 306-2 Management of significant waste-related impacts Tailings Management (include waste) 306-3 Waste generated Tailings Management (include waste) 306-4 Waste diverted from disposal Tailings Management (include waste) 306-5 Waste directed to disposal Tailings Management (include waste) MM3 Total amounts of overburden, rock, tailings, and sludges and their associated risks Tailings Management (include waste) GRI 308: Supplier Environmental Assessment 2016 308-1 New suppliers that were screened using environmental criteria Not Addressed 308-2 Negative environmental impacts in the supply chain and actions taken Not Addressed GRI 401: Employment 2016 401-1 New employee hires and employee turnover Work Health and Safety 401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees Work Health and Safety 401-3 Parental leave Work Health and Safety GRI 402: Labour/Management Relations 2016 MM4 Number of strikes and lock-outs exceeding one week’s duration by country Work Health and Safety 51 Appendix Sustainability Report 2024

GRI DISCLOSURE REPORT SECTION GRI 403: Occupational Health and Safety 2018 403-1 Occupational health and safety management system Work Health and Safety 403-2 Hazard identification, risk assessment, and incident investigation Work Health and Safety 403-3 Occupational health services Work Health and Safety 403-4 Worker participation, consultation, and communication on occupational health and safety Work Health and Safety 403-5 Worker training on occupational health and safety Work Health and Safety 403-6 Promotion of worker health Work Health and Safety 403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships Work Health and Safety 403-8 Workers covered by an occupational health and safety management system Work Health and Safety 403-9 Work-related injuries Work Health and Safety 403-10 Work-related ill health Work Health and Safety GRI 404: Training and Education 2016 404-1 Average hours of training per year per employee Work Health and Safety 404-2 Programs for upgrading employee skills and transition assistance programs Work Health and Safety 404-3 Percentage of employees receiving regular performance and career development reviews Work Health and Safety GRI 405: Diversity and Equal Opportunity 2016 405-1 Diversity of governance bodies and employees Governance Topics 405-2 Ratio of basic salary and remuneration of women to men Governance Topics GRI 406: Non-discrimination 2016 406-1 Incidents of discrimination and corrective actions taken Governance Topics GRI 407: Freedom of Association and Collective Bargaining 2016 407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk Work Health and Safety GRI 408: Child Labour 2016 408-1 Operations and suppliers at significant risk for incidents of child labour Governance Topics GRI 409: Forced or Compulsory Labour 2016 409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labour Governance Topics GRI 410: Security Practices 2016 410-1 Security personnel trained in human rights policies or procedures NA GRI 411: Rights of Indigenous Peoples 2016 411-1 Incidents of violations involving rights of indigenous peoples NA MM5 Total number of operations taking place in or adjacent to indigenous peoples territories, and number and percentage of operations or site’s where there are formal agreements with indigenous peoples communities Nil 52 MAC Copper Limited

GRI DISCLOSURE REPORT SECTION GRI 413: Local Communities 2016 413-1 Operations with local community engagement, impact assessments, and development programs Local Communities 413-2 Operations with significant actual and potential negative impacts on local communities Local Communities MM6 Number and description of significant disputes relating to land use, customary rights of local communities and Indigenous peoples Local Communities MM7 The extent to which grievance mechanisms were used to resolve disputes relating to land use, customary rights of local communities and indigenous peoples, and the outcomes Local Communities MM8 Number (and percentage) of company operating sites where artisanal and small-scale mining takes place on, or adjacent to, the site; the associated risks and the actions taken to manage and mitigate these risks Local Communities MM9 Sites where resettlement took place, the number of households resettled in each, and how their livelihoods were affected in the process Local Communities GRI 414: Supplier Social Assessment 2016 414-1 New suppliers that were screened using social criteria Not Addressed 414-2 Negative social impacts in the supply chain and actions taken Not Addressed GRI 415: Public Policy 2016 415-1 Political contributions Governance Topics Closure Planning MM10 Number and percentage of operations with closure plan Tailings Management 53 Appendix Sustainability Report 2024

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